Exhibit 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended September 28, 2025

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	September 28 2025	March 31 2025
ASSETS	11
Current assets
Cash and cash equivalents		$197,312	$225,947
Accounts receivable	17	584,069	719,435
Income tax receivable		10,617	32,065
Contract assets	17	551,079	503,552
Inventories	5	320,568	320,172
Deposits, prepaids and other assets	6	124,723	104,179
		1,788,368	1,905,350
Non-current assets
Property, plant and equipment	16	321,817	325,048
Right-of-use assets	7, 16	128,069	122,291
Long-term deposits	6	4,614	4,992
Other assets	8	2,532	7,062
Goodwill		1,410,549	1,394,576
Intangible assets	16	734,229	758,531
Deferred income tax assets	13	109,370	104,022
		2,711,180	2,716,522
Total assets		$4,499,548	$4,621,872
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	11	$7,255	$27,271
Accounts payable and accrued liabilities		680,401	665,109
Income tax payable		46,598	40,073
Contract liabilities	17	305,733	330,134
Provisions	10	22,517	29,960
Current portion of lease liabilities	7	34,665	32,694
Current portion of long-term debt	11	176	219
		1,097,345	1,125,460
Non-current liabilities
Employee benefits		26,693	25,805
Long-term provisions	10	629	1,000
Long-term lease liabilities	7	100,582	96,699
Long-term debt	11	1,392,855	1,543,459
Deferred income tax liabilities	13	83,906	100,573
Other long-term liabilities	8	26,510	19,519
		1,631,175	1,787,055
Total liabilities		$2,728,520	$2,912,515
Commitments and contingencies	11, 15
EQUITY
Share capital	12	$851,001	$842,015
Contributed surplus		26,939	36,539
Accumulated other comprehensive income		183,092	166,855
Retained earnings		708,254	660,368
Equity attributable to shareholders		1,769,286	1,705,777
Non-controlling interests		1,742	3,580
Total equity		1,771,028	1,709,357
Total liabilities and equity		$4,499,548	$4,621,872

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income (Loss)
(in thousands of Canadian dollars, except per share amounts - unaudited)

		Three months ended		Six months ended
	Note	September 28 2025	September 29 2024	September 28 2025	September 29 2024

Revenues	16, 17	$728,456	$612,781	$1,465,176	$1,307,051

Operating costs and expenses
Cost of revenues		510,581	432,509	1,027,451	920,132
Selling, general and administrative		149,372	138,329	300,507	273,660
Restructuring costs	10	—	17,075	2,493	17,075
Stock-based compensation (recovery)	14	(6,740)	2,700	1,699	6,423

Earnings from operations		75,243	22,168	133,026	89,761

Net finance costs	18	24,413	23,534	50,054	43,052

Income (loss) before income taxes		50,830	(1,366)	82,972	46,709

Income tax expense (recovery)	13	17,192	(447)	25,068	12,301

Net income (loss)		$33,638	$(919)	$57,904	$34,408

Attributable to
Shareholders		$33,679	$(887)	$57,796	$34,395
Non-controlling interests		(41)	(32)	108	13
		$33,638	$(919)	$57,904	$34,408

Earnings (loss) per share attributable to shareholders
Basic and diluted	19	$0.34	$(0.01)	$0.59	$0.35

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars - unaudited)

		Three months ended		Six months ended
		September 28 2025	September 29 2024	September 28 2025	September 29 2024
Net income (loss)		$33,638	$(919)	$57,904	$34,408

Other comprehensive income (loss):

Items to be reclassified subsequently to net income (loss):

Currency translation adjustment (net of income taxes of $nil)		35,186	18,323	6,260	29,716

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	9	(7,365)	34	4,989	(1,329)
Tax impact		1,848	(10)	(1,265)	334

Loss transferred to net income (loss) for derivatives designated as cash flow hedges	9	1,273	241	4,556	268
Tax impact		(307)	(61)	(1,126)	(71)

Cross-currency interest rate swap adjustment	13	(113)	(1,875)	1,932	(560)
Tax impact		28	469	(483)	140

Variable for fixed interest rate swap adjustment	13	532	(6,158)	1,920	(7,059)
Tax impact		(133)	1,540	(480)	1,765

Other comprehensive income		30,949	12,503	16,303	23,204

Comprehensive income		$64,587	$11,584	$74,207	$57,612

Attributable to
Shareholders		$64,593	$11,561	$74,239	$57,338
Non-controlling interests		(6)	23	(32)	274
		$64,587	$11,584	$74,207	$57,612

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Six months ended September 28, 2025
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2025	$842,015	$36,539	$660,368	$170,927	$(4,072)	$166,855	$3,580	$1,709,357
Net income	—	—	57,796	—	—	—	108	57,904
Other comprehensive income (loss)	—	—	—	6,400	10,043	16,443	(140)	16,303
Total comprehensive income (loss)	—	—	57,796	6,400	10,043	16,443	(32)	74,207

Purchase of non-controlling interest 4	—	—	(2,564)	—	—	—	(1,806)	(4,370)
Stock-based compensation	—	823	—	—	—	—	—	823
Exercise of stock options	14,295	(3,262)	—	—	—	—	—	11,033
Settlement of RSUs (note 14)	7,161	(7,161)	—	—	—	—	—	—
Common shares held in trust (note 14)	(9,616)	—	—	—	—	—	—	(9,616)
Repurchase of common shares (note 12)	(2,854)	—	(7,346)	—	—	—	—	(10,200)
Hedging reserve reclassified to net income	—	—	—	—	(206)	(206)	—	(206)

Balance, as at September 28, 2025	$851,001	$26,939	$708,254	$177,327	$5,765	$183,092	$1,742	$1,771,028

Six months ended September 29, 2024
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2024	$865,897	$26,119	$724,495	$48,635	$15,520	$64,155	$3,281	$1,683,947
Net income	—	—	34,395	—	—	—	13	34,408
Other comprehensive income (loss)	—	—	—	29,455	(6,512)	22,943	261	23,204
Total comprehensive income (loss)	—	—	34,395	29,455	(6,512)	22,943	274	57,612

Stock-based compensation	—	6,626	—	—	—	—	—	6,626
Exercise of stock options	115	(28)	—	—	—	—	—	87
Common shares held in trust	(14,690)	—	—	—	—	—	—	(14,690)
Repurchase of common shares	(9,831)	—	(36,052)	—	—	—	—	(45,883)

Balance, as at September 29, 2024	$841,491	$32,717	$722,838	$78,090	$9,008	$87,098	$3,555	$1,687,699
See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

		Three months ended		Six months ended
	Note	September 28 2025	September 29 2024	September 28 2025	September 29 2024

Operating activities
Net income (loss)		$33,638	$(919)	$57,904	$34,408
Items not involving cash
Depreciation of property, plant and equipment		8,616	8,977	17,020	16,748
Amortization of right-of-use assets	7	9,848	8,322	18,801	16,404
Amortization of intangible assets		20,967	21,979	40,924	43,568
Deferred income taxes	13	(3,256)	(10,882)	(25,270)	(15,778)
Other items not involving cash		3,178	(1,261)	(265)	(1,061)
Stock-based compensation	14	(3,502)	3,223	823	6,626
Change in non-cash operating working capital	20	(40,998)	(74,280)	74,336	(181,154)
Cash flows provided by (used in) operating activities		$28,491	$(44,841)	$184,273	$(80,239)

Investing activities
Acquisition of property, plant and equipment		$(8,135)	$(8,104)	$(15,229)	$(15,210)
Acquisition of intangible assets		(10,240)	(8,717)	(19,480)	(17,526)
Business acquisitions, net of cash acquired	4	—	(181,669)	—	(181,669)
Proceeds from disposal of property, plant and equipment		34	268	125	785
Cash flows used in investing activities		$(18,341)	$(198,222)	$(34,584)	$(213,620)

Financing activities
Bank indebtedness		$5,098	$7,657	$(19,967)	$13,056
Repayment of long-term debt		(40,047)	(280,124)	(215,070)	(287,117)
Proceeds from long-term debt		39,999	595,854	84,999	714,518
Proceeds from exercise of stock options		10,607	27	11,033	87
Purchase of non-controlling interest		—	—	(4,370)	—
Repurchase of common shares	12	—	—	(10,000)	(44,983)
Acquisition of shares held in trust	14	(9,616)	(14,690)	(9,616)	(14,690)
Principal lease payments		(8,751)	(7,616)	(16,672)	(14,566)
Cash flows provided by (used in) financing activities		$(2,710)	$301,108	$(179,663)	$366,305

Effect of exchange rate changes on cash and cash equivalents		1,263	3,806	1,339	4,314

Increase (decrease) in cash and cash equivalents		8,703	61,851	(28,635)	76,760

Cash and cash equivalents, beginning of period		188,609	185,086	225,947	170,177

Cash and cash equivalents, end of period		$197,312	$246,937	$197,312	$246,937

Supplemental information
Cash income taxes paid		$12,115	$12,190	$14,104	$29,416
Cash interest paid		$29,639	$16,661	$49,648	$39,690

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, "ATS" or the "Company") is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing systems - including automation products and test solutions - for a broadly diversified base of customers.

The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol "ATS" and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three and six months ended September 28, 2025 were authorized for issue by the Board of Directors on November 4, 2025.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2025.

Standards issued but not yet effective
A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ending March 31, 2026, and accordingly, have not been applied in preparing these interim condensed consolidated financial statements. The Company reasonably expects the following standards to be applicable at a future date:

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

(ii) Issuance of amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. These amendments clarify the timing of derecognition for financial liabilities settled through electronic payment systems, provide additional guidance on assessing the contractual cash flow characteristics of financial assets with a contingent

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
feature, and introduce new disclosure requirements for equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. Adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are consistent with those disclosed in the Company's fiscal 2025 audited consolidated financial statements.

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

Tariffs: Management is monitoring the global tariff environment, including reciprocal measures from impacted jurisdictions. While some customers are evaluating capital spending, management has not seen any material impact on the Company's financial position, cash flows and operations. Management will continue to monitor and assess the impact of the tariffs on its judgements, estimates, and amounts recognized in its interim condensed consolidated financial statements.

4. ACQUISITIONS

(a) Prior year acquisitions

(i) On July 24, 2024, the Company acquired 100% of the shares of Paxiom Group ("Paxiom"), a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. The total purchase price paid upon finalization of working capital adjustments was $146,438.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Cash used in investing activities in the year of acquisition was determined as follows:

Cash consideration	$146,438
Less: cash acquired	(9,923)
$136,515

The allocation of the purchase price at fair value was as follows:

Purchase price allocation
Cash	$9,923
Other current assets	18,945
Property, plant and equipment	1,588
Right-of-use assets	11,562
Intangible assets with a definite life
Technology	10,200
Customer relationships	44,700
Other	1,694
Intangible assets with an indefinite life
Brands	12,200
Current liabilities	(17,745)
Other long-term liabilities	(10,438)
Deferred tax liability	(15,160)
Net identifiable assets	$67,469
Residual purchase price allocated to goodwill	78,969
Purchase consideration	$146,438

Current assets include accounts receivable of $5,328, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been finalized.

The primary factors contributing to the recognition of goodwill include the acquired workforce, access to new market growth opportunities, and the strategic value to the Company's growth plan. Approximately 80% of the amounts assigned to intangible assets and 87% of the amounts assigned to goodwill are not expected to be tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Paxiom using the purchase method of accounting as of July 24, 2024.

(ii) On August 30, 2024, the Company acquired all material assets from Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries. This acquisition was accounted for as a business combination with the Company as the acquirer, since Heidolph meets the definition of a business under IFRS 3. The total purchase price paid upon finalization of post-closing adjustments was $45,064 (30,252 Euros).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Cash used in investing activities in the year of acquisition was determined as follows:

Cash consideration	$45,064
Less: cash acquired	(2,190)
$42,874

The allocation of the purchase price at fair value was as follows:

Purchase price allocation
Cash	$2,190
Other current assets	17,645
Property, plant and equipment	18,014
Right-of-use assets	3,204
Intangible assets with a definite life
Customer relationships	1,564
Other	297
Intangible assets with an indefinite life
Brands	5,213
Current liabilities	(9,093)
Other long-term liabilities	(3,204)
Net identifiable assets	$35,830
Residual purchase price allocated to goodwill	9,234
Purchase consideration	$45,064

Current assets include accounts receivable of $2,087, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed has been finalized. During the three and six months ended September 28, 2025, changes to the purchase price allocation for the acquisition resulted in an increase to intangible assets of $893, a decrease to working capital of $3,638, and an increase to goodwill of $2,745.

The primary factors contributing to the recognition of goodwill include the acquired workforce and adjacent strategic capabilities, which will complement existing ATS businesses to provide comprehensive laboratory solutions. The amounts assigned to goodwill and intangible assets are expected to be 100% tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Heidolph using the purchase method of accounting as of August 30, 2024.

5. INVENTORIES

As at	September 28 2025	March 31 2025
Raw materials	$152,292	$145,110
Work in progress	102,856	105,836
Finished goods	65,420	69,226
	$320,568	$320,172

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The amount charged to net income (loss) and included in cost of revenues for the write-down of inventories for valuation issues during the three and six months ended September 28, 2025 was $1,963 and $4,262 respectively (three and six months ended September 29, 2024 - $1,094 and $2,066, respectively). The amount of inventories carried at net realizable value as at September 28, 2025 was $8,178 (March 31, 2025 - $8,035).

6. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	September 28 2025	March 31 2025
Prepaid assets	$50,641	$41,208
Restricted cash (i)	734	784
Supplier deposits (ii)	41,736	33,429
Investment tax credit receivable	23,543	24,463
Current portion of cross-currency interest rate swap instrument	—	2,597
Forward foreign exchange contracts	8,069	1,698
	$124,723	$104,179

(i) Restricted cash primarily consists of a pledged account for post-employment benefit payments.

(ii) As at September 28, 2025, the long-term portion of deposits was $4,614 (March 31, 2025 - $4,992) which is recorded in long-term deposits in the interim condensed consolidated statements of financial position.

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the six months ended September 28, 2025 were as follows:

	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2025	$98,802	$23,489	$122,291
Additions	16,412	5,394	21,806
Amortization	(13,345)	(5,456)	(18,801)
Exchange and other adjustments	1,760	1,013	2,773
Balance, at September 28, 2025	$103,629	$24,440	$128,069

Changes in the balance of lease liabilities during the six months ended September 28, 2025 were as follows:

	Note
Balance, at March 31, 2025		$129,393
Additions		21,806
Interest		3,226
Payments		(19,898)
Exchange and other adjustments		720
Balance, at September 28, 2025		$135,247
Less: current portion		34,665
		$100,582

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three and six months ended September 28, 2025, the Company recognized

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
expense related to short-term and low-value leases of $1,013 and $2,129, respectively, in cost of revenues (September 29, 2024 - $954 and $1,791, respectively), and $722 and $1,544, respectively, in selling, general and administrative expenses (September 29, 2024 - $486 and $1,042, respectively) in the interim condensed consolidated statements of income (loss).

8. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	September 28 2025	March 31 2025
Cross-currency interest rate swap instrument (i), (iii)	$—	$1,342
Long-term investment tax credits (v)	1,426	5,705
Long-term forward foreign exchange contracts (iv)	1,090	—
Other	16	15
Total	$2,532	$7,062

Other long-term liabilities consist of the following:

As at	September 28 2025	March 31 2025
Cross-currency interest rate swap instrument (i)	$25,297	$10,131
Variable for fixed interest rate swap instrument (ii)	495	6,534
Long-term forward foreign exchange contracts (iv)	718	2,854
Total	$26,510	$19,519

(i) On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

The Company also entered into a cross-currency interest rate swap instrument on December 5, 2024 to swap 165,328 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

(ii) On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026. Current portion of the variable for fixed interest rate swap instrument is recorded in deposits, prepaids and other assets for asset balances, and accounts payable and accrued liabilities for liability balances, on the interim condensed consolidated statements of financial position.

(iii) Current portion of the cross-currency interest rate swap instrument is recorded in deposits, prepaids and other assets, on the interim condensed consolidated statements of financial position.

(iv) Current portion of the forward foreign exchange contracts is recorded in deposits, prepaids and other assets for asset balances, and accounts payable and accrued liabilities for liability balances, on the interim condensed consolidated statements of financial position.

(v) Current portion of the investment tax credits is recorded in deposits, prepaids and other assets, on the interim condensed consolidated statements of financial position.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three and six months ended September 28, 2025 and the three and six months ended September 29, 2024, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets. The Company uses derivative instruments, including cross-currency interest rate swaps, interest rate swaps, and forward foreign exchange contracts to manage exposure to foreign exchange rate and interest rate fluctuations. These derivative instruments are categorized as Level 2 in the fair value hierarchy with fair value determined using a discounted cash flow technique, incorporating inputs that are observable in the market or can be derived from observable market data. The Company does not have any Level 1 or Level 3 instruments.

During the three and six months ended September 28, 2025 and the three and six months ended September 29, 2024, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company's risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary's functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income (loss).

For the three and six months ended September 28, 2025, the Company recorded risk management losses of $6,858 and $5,978, respectively (three and six months ended September 29, 2024 - losses of $2,881 and $4,191, respectively), on foreign currency risk management forward contracts in the interim condensed consolidated statements of income (loss). Included in these amounts, during the three and six months ended September 28, 2025, were unrealized losses of $1,908 and $7,792 respectively (three and six months ended September 29, 2024 - unrealized gains of $1,650 and $1,287), representing the change in fair value. In addition, during the three and six months ended September 28, 2025, the Company realized foreign exchange losses of $4,950 and gains of $1,814, respectively (three and six months ended September 29, 2024 - realized losses of $4,531 and $5,478, respectively), which were settled.

10. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2025	$10,362	$19,022	$1,576	$30,960
Provisions made	2,113	2,493	8,570	13,176
Provisions used	(1,963)	(11,792)	(7,858)	(21,613)
Exchange adjustments	199	452	(28)	623
Balance, at September 28, 2025	$10,711	$10,175	$2,260	$23,146

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The Company recorded $nil and $2,493 for the three and six months ended September 28, 2025 related to previously disclosed restructuring activities in fiscal 2025. The costs incurred related primarily to workforce reductions. Included in the restructuring provisions is $629 of costs classified as long-term due to country specific requirements for termination benefits (March 31, 2025 - $1,000).

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

11. BANK INDEBTEDNESS AND LONG-TERM DEBT

On October 5, 2023, the Company amended its Credit Facility to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At September 28, 2025, the Company had utilized $316,313 under the Credit Facility, of which $316,313 was classified as long-term debt (March 31, 2025 - $452,248) and $nil by way of letters of credit (March 31, 2025 - $nil).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the agent's prime rate or the agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 8).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At September 28, 2025, all of the covenants were met. The Credit Facility is expected to be renewed in the third quarter of fiscal 2026.

The Company has additional credit facilities available of $112,440 (40,023 Euros, $24,000 U.S., 120,000 Thai Baht, 2,500 GBP, 5,000 CNY, $1,000 AUD and $1,956 CAD). The total amount outstanding on these facilities as at September 28, 2025 was $9,257, of which $7,255 was classified as bank indebtedness (March 31, 2025 - $27,271), $2,002 was classified as long-term debt (March 31, 2025 - $2,129) and $nil by way of letters of credit (March 31, 2025 - $nil). The interest rates applicable to the credit facilities range from 2.60% to 7.25% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The Company's U.S. $350,000 aggregate principal amount of U.S. Senior Notes were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At September 28, 2025, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see note 8).

On August 21, 2024, the Company completed a private placement of $400,000 aggregate principal amount of CAD Senior Notes. The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200,000 of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to $600,000. The additional CAD Senior Notes were issued at a premium of $1,250 which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exception and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. Transaction fees of $9,604 were deferred and are being amortized over the term of the CAD Senior Notes. At September 28, 2025, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

(i) Bank indebtedness

As at	September 28 2025	March 31 2025
Other facilities	$7,255	$27,271

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
(ii) Long-term debt

As at	September 28 2025	March 31 2025
Credit Facility	$316,313	$452,248
Senior Notes	1,088,894	1,104,740
Other facilities	2,002	2,129
Issuance costs	(14,178)	(15,439)
	1,393,031	1,543,678
Less: current portion	176	219
	$1,392,855	$1,543,459

Scheduled principal repayments and interest payments on long-term debt as at September 28, 2025 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$176	$59,097
One - two years	316,801	59,080
Two - three years	336	59,061
Three - four years	488,151	48,980
Four - five years	378	38,898
Thereafter	601,367	76,694
	$1,407,209	$341,810

12. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On December 12, 2024, the Company announced that the Toronto Stock Exchange ("TSX") had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,259,180 common shares during the 12-month period ending December 15, 2025.

During the six months ended September 28, 2025, the Company purchased 308,758 common shares under the NCIB program for $10,000 (March 31, 2025 - $nil). At September 28, 2025, a total of 7,950,422 common shares remained available for repurchase under the NCIB. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. Included in share capital is $200 of transaction costs related to taxes on the share repurchase (note 13).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The changes in the common shares issued and outstanding during the period presented were as follows:

	Note	Number of common shares	Share capital
Balance, at March 31, 2025		96,885,705	$842,015
Exercise of stock options		421,427	14,295
Common shares purchased and held in trust	14	(238,621)	(9,616)
Settlement of RSUs	14	186,896	7,161
Repurchase of common shares		(308,758)	(2,854)
Balance, at September 28, 2025		96,946,649	$851,001

13. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

		Three months ended		Six months ended
	Note	September 28 2025	September 29 2024	September 28 2025	September 29 2024
Income (loss) before income taxes and non-controlling interest		$50,830	$(1,366)	$82,972	$46,709
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%	26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$13,470	$(362)	$21,988	$12,378

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		1,018	(769)	564	(88)
Non-taxable items net of non-deductible items		(2,020)	(102)	(4,234)	(1,197)
Unrecognized assets		538	1,889	1,988	4,060
Income taxed at different rates and statutory rate changes		4,239	(518)	5,315	(1,917)
Manufacturing and processing allowance and all other items		(53)	(585)	(553)	(935)
At the effective income tax rate of 30% (September 29, 2024 – 26%)		$17,192	$(447)	$25,068	$12,301

Income tax expense (recovery) reported in the interim condensed consolidated statements of income (loss):
Current tax expense		$20,448	$10,435	$50,338	$28,079
Deferred tax recovery		(3,256)	(10,882)	(25,270)	(15,778)
		$17,192	$(447)	$25,068	$12,301

Deferred tax related to items charged or credited directly to equity and goodwill:
Gain (loss) on revaluation of cash flow hedges		$1,436	$1,938	$(3,354)	$2,168
Opening deferred tax of acquired company	4	—	(16,115)	—	(16,115)
Other items recognized through equity		1,162	(846)	290	(1,042)
Income tax charged directly to equity and goodwill		$2,598	$(15,023)	$(3,064)	$(14,989)

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The "income taxed at different rates and statutory rate changes" line in the tax rate reconciliation includes the impact of remeasurement of deferred tax assets and liabilities arising from the reduction in the corporate income tax rate in Germany. The change in the enacted tax rate resulted in an increase to income tax expense of $5,428 in the three and six months ended September 28, 2025, reflecting the decrease in the value of deferred tax assets previously recognized.

On May 2, 2024, the Canadian federal government tabled Bill C-69 for the first reading in Parliament. Bill C-69 includes revised provisions to implement the Global Minimum Tax Act (GMTA) and other measures from the federal budget tabled on April 16, 2024. The GMTA introduces a 15% global minimum tax in Canada, aligning with the OECD Pillar Two regime. On June 20, 2024, Bill C-69 received Royal Assent, enacting the GMTA. Consequently, the impact of the GMTA is reflected in the interim condensed consolidated financial statements. During the three and six months ended September 28, 2025, the Company recognized income tax expense related to Pillar Two income taxes of $599 and $1,172 respectively ($538 and $1,051 in the three and six months ended September 29, 2024, respectively), in the interim condensed consolidated statement of income (loss).

On June 20, 2024, Bill C-59 received Royal Assent, enacting a 2% tax on certain share buybacks. The impact of this tax is reflected in the interim condensed consolidated financial statements (note 12).

14. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income (loss), the fair value of the Company's stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock options. During the three and six months ended September 28, 2025, the Company granted 3,441 and 354,106 time vesting stock options, respectively (nil and 241,327 in the three and six months ended September 29, 2024, respectively). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

For the six months ended		September 28 2025		September 29 2024
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of period	994,599	$35.87	823,527	$33.56
Granted	354,106	40.32	241,327	45.37
Exercised (i)	(421,427)	26.18	(2,927)	30.77
Forfeited	(387,939)	43.86	(13,346)	43.35
Stock options outstanding, end of period	539,339	$40.62	1,048,581	$36.16
Stock options exercisable, end of period, time-vested options	206,048	$34.17	550,415	$28.04
(i) For the six months ended September 28, 2025, the weighted average share price at the date of exercise was $37.76 (September 29, 2024 - $42.91).

The fair values of the Company's stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the six months ended	September 28 2025	September 29 2024
Weighted average risk-free interest rate	2.90%	3.75%
Dividend yield	0%	0%
Weighted average expected volatility	37%	35%
Weighted average expected life	4.75 years	4.75 years
Number of stock options granted: Time-vested	354,106	241,327
Weighted average exercise price per option	$ 40.32	$ 45.37
Weighted average value per option: Time-vested	$ 14.52	$ 16.45

Restricted Share Unit Plan:

During the three and six months ended September 28, 2025, the Company granted 298,274 time-vesting restricted share units ("RSUs") (11,031 and 204,308 in the three and six months ended September 29, 2024, respectively), and 255,205 performance-based RSUs (nil and 210,803 in the three and six months ended September 29, 2024, respectively). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income (loss) with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. During the three and six months ended September 28, 2025, 238,621 common shares were purchased for $9,616 and placed in trust (332,165 shares for $14,690 in the three and six months ended September 29, 2024).

During the three and six months ended September 28, 2025, the Company settled 131,057 time-vesting RSUs and 55,839 performance-based RSUs (nil in the three and six months ended September 29, 2024, respectively) in ATS Common Shares from the common shares held in trust (note 12). At September 28, 2025, 1,109,180 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested. The trust is consolidated in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

Deferred Stock Unit Plan:

During the three and six months ended September 28, 2025, the Company granted 9,018 and 58,019 Deferred Stock Units ("DSUs"), respectively (three and six months ended September 29, 2024 - nil and 43,456, respectively). The DSU liability is revalued at each reporting date based on the change in the Company's stock price. As at September 28, 2025, the value of the outstanding liability related to the DSUs was $17,907 (March 31, 2025 - $17,031). The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income (loss) in the period of change.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The following table shows the compensation expense (recovery) related to the Company's share-based payment plans:

For the three months ended	September 28 2025	September 29 2024
Stock options	$(707)	$753
RSUs	(2,797)	3,315
DSUs	(3,236)	(1,368)
	$(6,740)	$2,700

For the six months ended	September 28 2025	September 29 2024
Stock options	$(16)	$1,510
RSUs	839	6,365
DSUs	876	(1,452)
	$1,699	$6,423

On July 7, 2025, the Company announced the departure of its Chief Executive Officer ("CEO"). During the three and six months ended September 28, 2025, the Company reversed $7,300 of previously recorded stock-based compensation expense associated with the unvested stock-based awards held by the CEO.

15. COMMITMENTS AND CONTINGENCIES

The minimum purchase obligations are as follows as at September 28, 2025:
Less than one year	$363,995
One - two years	8,348
Two - three years	2,889
Three - four years	2,392
Four - five years	1,045
More than five years	120
$378,789

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at September 28, 2025, the total value of outstanding letters of credit was approximately $292,332 (March 31, 2025 - $279,383).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
16. SEGMENTED DISCLOSURE

The Company's operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.
Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	September 28, 2025
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$43,362	$66,751	$82,934
United States	21,235	138,370	422,124
Germany	23,901	58,299	48,498
Italy	16,748	46,051	137,557
Other Europe	19,728	9,455	36,343
Other	3,095	2,891	6,773
Total Company	$128,069	$321,817	$734,229

As at	March 31, 2025
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$32,751	$67,254	$84,269
United States	22,935	145,788	450,892
Germany	24,485	55,700	46,256
Italy	18,662	44,539	135,217
Other Europe	19,959	9,169	33,724
Other	3,499	2,598	8,173
Total Company	$122,291	$325,048	$758,531

Revenues from external customers	Three months ended		Six months ended
	September 28 2025	September 29 2024	September 28 2025	September 29 2024
Canada	$41,222	$30,484	$71,869	$68,069
United States	313,900	262,731	631,747	583,063
Germany	69,417	57,383	148,117	109,624
Italy	23,109	24,620	50,823	45,664
Other Europe	163,339	146,731	315,933	298,404
Other	117,469	90,832	246,687	202,227
Total Company	$728,456	$612,781	$1,465,176	$1,307,051

For the six months ended September 28, 2025, the Company did not have revenues from a single customer that amounted to 10% or more of total consolidated revenues (six months ended September 29, 2024 - revenues from a single customer amounted to 10.9%).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
17. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

	Three months ended		Six months ended
	September 28 2025	September 29 2024	September 28 2025	September 29 2024
Revenues from construction contracts	$401,596	$317,462	$823,104	$712,455
Services rendered	168,733	162,554	332,838	333,743
Sale of goods	158,127	132,765	309,234	260,853
Total Company	$728,456	$612,781	$1,465,176	$1,307,051

(b) Disaggregation of revenue from contracts with customers:

	Three months ended		Six months ended
Revenues by market	September 28 2025	September 29 2024	September 28 2025	September 29 2024
Life Sciences	$374,458	$350,363	$753,212	$678,784
Food & Beverage	124,773	93,908	263,228	190,723
Transportation	44,815	69,220	104,361	213,644
Consumer Products	133,404	73,486	257,933	161,230
Energy	51,006	25,804	86,442	62,670
Total Company	$728,456	$612,781	$1,465,176	$1,307,051

	Three months ended		Six months ended
Timing of revenue recognition based on transfer of control	September 28 2025	September 29 2024	September 28 2025	September 29 2024
Goods and services transferred at a point in time	$158,127	$132,765	$309,234	$260,853
Goods and services transferred over time	570,329	480,016	1,155,942	1,046,198
Total Company	$728,456	$612,781	$1,465,176	$1,307,051

(c) Contract balances:

As at	September 28 2025	March 31 2025
Trade receivables	$565,712	$696,079
Contract assets	551,079	503,552
Contract liabilities	(305,733)	(330,134)
Unearned revenue (i)	(94,279)	(97,777)
Net contract balances	$716,779	$771,720

(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

As at	September 28 2025	March 31 2025
Contracts in progress:
Costs incurred	$3,723,262	$4,443,488
Estimated earnings	1,235,759	1,467,315
	4,959,021	5,910,803
Progress billings	(4,713,675)	(5,737,385)
Net contract assets and liabilities	$245,346	$173,418

18. NET FINANCE COSTS

		Three months ended		Six months ended
For the six months ended	Note	September 28 2025	September 29 2024	September 28 2025	September 29 2024
Interest expense		$22,885	$22,652	$47,112	$41,066
Interest on lease liabilities	7	1,676	1,518	3,226	2,938
Interest income		(148)	(636)	(284)	(952)
		$24,413	$23,534	$50,054	$43,052

19. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share
Earnings (loss) per common share is calculated by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings (loss) per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the three months ended	September 28 2025	September 29 2024
Weighted average number of common shares outstanding	97,772,195	97,926,369
Dilutive effect of RSUs	127,884	124,452
Dilutive effect of performance-based RSUs	—	202,081
Dilutive effect of stock option conversion	138,049	184,434
Diluted weighted average number of common shares outstanding	98,038,128	98,437,336

For the six months ended	September 28 2025	September 29 2024
Weighted average number of common shares outstanding	97,723,256	98,022,787
Dilutive effect of RSUs	180,744	129,894
Dilutive effect of performance-based RSUs	—	202,081
Dilutive effect of stock option conversion	153,581	207,595
Diluted weighted average number of common shares outstanding	98,057,581	98,562,357

The Company presents basic and diluted earnings (loss) per share data. Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for common shares held in trust under the RSU Plans. Diluted earnings (loss) per share is determined by further

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
adjusting the weighted average number of common shares outstanding for the effects of all potential dilutive shares, which comprise stock options, RSUs and performance-based RSUs granted to executive officers and designated employees.

For the three and six months ended September 28, 2025, stock options to purchase 371,756 common shares, 5,352 RSUs and nil performance-based RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (411,560 common shares, 191,414 RSUs and 337,442 performance-based RSUs were excluded for the three and six months ended September 29, 2024).

20. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

	Three months ended		Six months ended
	September 28 2025	September 29 2024	September 28 2025	September 29 2024
Accounts receivable	$(61,514)	$(17,972)	$135,366	$(114,832)
Income tax receivable	5,476	(2,343)	21,448	(2,193)
Contract assets	9,242	136,775	(47,527)	115,051
Inventories	(10,109)	(8,377)	(396)	(17,235)
Deposits, prepaids and other assets	940	9,596	(21,086)	2,366
Accounts payable and accrued liabilities	44,321	(72,030)	11,454	(89,976)
Income tax payable	(1,067)	(121)	6,525	(5,395)
Contract liabilities	(16,916)	(120,509)	(24,401)	(67,354)
Provisions	(4,815)	8,700	(7,814)	2,477
Foreign exchange and other	(6,556)	(7,999)	767	(4,063)
Total change in non-cash working capital	$(40,998)	$(74,280)	$74,336	$(181,154)